FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June, 2014

Commission File Number 33-99720

ARAUCO AND CONSTITUTION PULP INC.

(Translation of registrant’s name into English)

El Golf 150

Fourteenth Floor

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....Ö.....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ...... No...Ö..

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

MATERIAL FACT

Celulosa Arauco y Constitución S.A.

Registered in Securities Registry Nº 42

Santiago, June 5, 2014

Mr.

Carlos Pavez Tolosa

Superintendant

Superintendency of Securities and Insurance

Avda. Libertador Bernardo O’Higgins

Dear Sir:

The undersigned, on behalf of the corporation named Celulosa Arauco y Constitución S.A., hereinafter the “Company” or “Arauco”, both domiciled in the Metropolitan Region, Avenida El Golf Nº 150, floor 14, Commune of Las Condes, a company registered in the Chilean Securities Registry under N° 42, Chilean Tax Identification N° 93.458.000-1, and as duly empowered to provide this information, hereby informs the Superintendency of the following material information regarding the Company and its business pursuant to article 9 and paragraph 2 of article 10, both contained in Law Nº18.045, and in the Regulation of General Application (Norma de Carácter General) Nº 30, issued by such Superintendency:

Celulosa y Energía Punta Pereira (CEPP) a company belonging to the Montes del Plata group, which is a joint venture between Arauco and Stora Enso, a Swedish-Finnish company, has obtained the needed permits from the corresponding authorities of Uruguay to initiate the start-up process and operation of its pulp mill located in the area of Conchillas, in Uruguay.

The Environmental Permit for Operation (Autorización Ambiental de Operación – AAO) was granted today by the National Environmental Board (Dirección Nacional de Medio Ambiente – DINAMA) after it verified that the industrial complex effectively incorporated the requirements related to best technology available in all its processes and that the facilities were in suitable condition to initiate production.

Having fulfilled all the requirements, Montes del Plata initiated the mill’s operation today.

Arauco considers that the mill’s operation will have a positive effect on the Company’s results, notwithstanding that said effects are not quantifiable at this time.

Sincerely yours,

CELULOSA ARAUCO Y CONSTITUCION S.A.

Matías Domeyko Cassel

Chief Executive Officer

c.c.

- Santiago Stock Exchange. 64 La Bolsa, Santiago

- Electronic Stock Exchange of Chile. 770 Huérfanos, 14th floor, Santiago

- Valparaíso Stock Exchange. Box 218-V, Valparaíso.

- Bond Holders Representative (Banco Santander). 140 Bandera, Santiago

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Celulosa Arauco y Constitución, S.A.
(Registrant)
Date: June 13, 2014	By:	/s/ Matías Domeyko Cassel
Name: Matías Domeyko Cassel
Title: Chief Executive Officer